UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                        RULES 13D-1(B), (C), AND (D) AND
                AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2

                              (Amendment No. ___)*


                               NUTRITION 21, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                            par value $.005 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    67069V108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 August 25, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip Number: 67069V108               13G                            Page 2 of 4

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Mark H. Stenberg
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
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               5    SOLE VOTING POWER

                    4,000,000 shares of Common Stock, par value $.005 per share
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,000,000 shares of Common Stock, par value $.005 per share
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,000,000 shares of Common Stock, par value $.005 per share
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.00%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

Cusip Number: 67069V108               13G                            Page 3 of 4


Item 1.

    (a) Name of Issuer

        NUTRITION 21, INC., a New York corporation.

    (b) Address of Issuer's Principal Executive Offices

        4 Manhattanville Road, Purchase, New York 10577-2197

Item 2.

    (a) Name of Person Filing

        Mark H. Stenberg

    (b) Address of Principal Business office or, if None, Residence

        Nutrition 21, Inc., 4 Manhattanville Road, Purchase, NY 10577-2197

    (c) Citizenship

        U.S.A.

    (d) Title of Class Securities

        Common Stock, par value $.005 per share

    (e) CUSIP Number: 67069V108

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)  |_|    Broker or dealer registered under Section 15 of the Act
                        (15 U.S.C. 78o);

            (b)  |_|    Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c);

            (c)  |_|    Insurance company as defined in section 3(a)(19) of the
                        Exchange Act (15 U.S.C. 78c);

            (d)  |_|    Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8);

            (e)  |_|    An investment adviser in accordance with ss.
                        240.13d-1(b)(1)(ii)(E);

            (f)  |_|    An employee benefit plan or endowment fund in accordance
                        with ss. 240.13d-1(b)(1)(ii)(F);

            (g)  |_|    A parent holding company or control person in accordance
                        with ss. 240.13d-1(b)(1)(ii)(G);

            (h)  |_|    A savings associations as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)  |_|    A church plan that is excluded from the definition of an
                        investment company under section 3(c)(14) of the Investment Company Act (15 U.C.S. 80a-3);

            (j)  |_|    Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

      (a) Amount beneficially owned: 4,000,000 shares of Common Stock, par value $.005 per share

    (b) Percent of class: 7.00%

      (c) Number of shares as to which the person has:

Cusip Number: 67069V108               13G                            Page 4 of 4


           (i) Sole power to vote or direct the vote: 4,000,000 shares of Common Stock, par value $.005 per share

           (ii) Shared power to vote or to direct the vote: -0-

           (iii) Sole power to dispose or to direct the disposition of:
4,000,000 shares of Common Stock, par value $.005 per share

           (iv) Shared power to dispose or to direct the disposition of: -0-


Item 5. Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable

Item 8. Identification and Classification of Members of the Group.

         Not Applicable

Item 9. Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification:


      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 6, 2006


                                      /s/ Mark H. Stenberg
                                      -----------------------------------
                                      Mark H. Stenberg, Vice President
                                      -----------------------------------
                                      Name/Title